CALENERGY COMPANY, INC.
401(K) SAVINGS PLAN


Financial Statements for the Years Ended
December 31, 1997 and 1996, Supplemental
Schedules for the Year Ended December 31, 1997 and Independent Auditors' Report

CALENERGY COMPANY, INC. 401(K) SAVINGS PLAN

TABLE OF CONTENTS


                                                               Page

Independent Auditors' Report                                    1

Financial Statements:

Statements of Net Assets Available for Benefits
as of December 31, 1997 and 1996                              2-3

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 1997 and 1996                4-5

Notes to Financial Statements                                 6-8


Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment Purposes at
December 31, 1997                                              9

Item 27d - Schedule of Reportable Transactions for
the Year Ended December 31, 1997                              10

Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

Exhibit I - Independent Auditors' Consent                     11

INDEPENDENT AUDITORS' REPORT

To the Trustees of CalEnergy Company, Inc.
  401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of CalEnergy Company, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 23, 1998

      CALENERGY COMPANY,
     INC. 401(k) SAVINGS
                    PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
     DECEMBER 31, 1997

                 Supplemental Information by Fund
                                                      Dreyfus  Dreyfus
                                            Capital   Capital    New   Dreyfus
                                          Preservation Value   Leaders  GNMA    Loan
        ASSETS                   Total       Fund      Fund      Fund   Fund    Fund
 INVESTMENTS, at fair value:
  Capital Preservation Fund $3,701,224   $3,701,224 $     - $       - $       - $    -
  Dreyfus Capital Value Fund   177,737            - 177,737         -         -      -
  Dreyfus New Leaders Fund   8,239,774            -       - 8,239,774         -      -
  Dreyfus GNMA Fund          2,360,965            -       -         - 2,360,965      -
  Loan Fund                  1,512,997            -       -         -         - 1,512,997
  CalEnergy Stock            5,722,543            -       -         -         -         -
  Money Market Fund             19,560            -       -         -         -         -
  Dreyfus Strategic Income     177,367            -       -         -         -         -
  Dreyfus Disciplined Stock
  Fund                       1,804,476            -       -         -         -         -
  Dreyfus Apprecation Fund   1,609,851            -       -         -         -         -
  Total investments         25,326,494    3,701,224 177,737 8,239,774 2,360,965 1,512,997

CONTRIBUTIONS RECEIVABLE:
  Employer                     160,625       20,892       -    50,766     13,474        -

NET ASSETS AVAILABLE
FOR BENEFITS                25,487,119    3,722,116 177,737 8,290,540 2,374,439 1,512,997

The accompanying notes are an integral part of the financial statements.

      CALENERGY COMPANY,
     INC. 401(k) SAVINGS
                    PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
     DECEMBER 31, 1997

     Supplemental Information by Fund
                                                           Dreyfus
                                               Dreyfus   Disciplined   Dreyfus
                                    CalEnergy  Strategic    Stock   Appreciation
      ASSETS                Total     Stock     Income       Fund        Fund
INVESTMENTS, at fair value:
 Capital Preservation Fund $3,701,224         -          -          -          -
 Dreyfus Capital Value Fund   177,737         -          -          -          -
 Dreyfus New Leaders Fund   8,239,774         -          -          -          -
 Dreyfus GNMA Fund          2,360,965         -          -          -          -
 Loan Fund                  1,512,997         -          -          -          -
 CalEnergy Stock            5,722,543  5,722,543         -          -          -
 Money Market Fund             19,560     19,560         -          -          -
 Dreyfus Strategic Income     177,367          -   177,367          -          -
 Dreyfus Disciplined Stock
  Fund                      1,804,476          -         -  1,804,476          -
 Dreyfus Apprecation Fund   1,609,851          -         -          -  1,609,851
    Total investments      25,326,494  5,742,103   177,367  1,804,476  1,609,851

 CONTRIBUTIONS RECEIVABLE:
       Employer               160,625     40,098     2,375     14,253     18,767

 NET ASSETS AVAILABLE
    FOR BENEFITS           25,487,119  5,782,201   179,742  1,818,729  1,628,618

        The accompanying notes are an integral part of the financial statements.

  CALENERGY COMPANY, INC.
  401(k) SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    DECEMBER 31, 1996

    Supplemental Information by Fund
                                                Dreyfus   Dreyfus               New
                                                                              England
                                     Capital    Capital     New      Dreyfus Guaranteed
                                  Preservation   Value    Leaders     GNMA   Investment    Loan
 ASSETS                   Total       Fund       Fund       Fund      Fund       Fund      Fund
INVESTMENTS,
 at fair value:
 Capital Preservation
   Fund                 3,965,776  3,965,776        -           -         -       -            -
 Dreyfus Capital Value
   Fund                   590,229          -  590,229           -         -       -            -
 Dreyfus New
   Leaders Fund         7,590,567          -        -   7,590,567         -       -            -
 Dreyfus GNMA Fund      2,756,684          -        -           - 2,756,684       -            -
 Loan Fund              1,523,623          -        -           -         -       -    1,523,623
 CalEnergy Stock        5,535,919          -        -           -         -       -            -
 Money Market Fund         30,046     17,800        -          18         -       -            -
 New England Guaranteed
   Investment Fund        800,191          -        -           -         - 800,191            -
 Dreyfus Strategic Income  36,926          -        -           -         -       -            -
 Dreyfus Disciplined
 Stock Fund               918,447          -        -           -         -       -            -
 Dreyfus Apprecation Fund 346,410          -        -           -         -       -            -
 Total investments     24,094,818  3,983,576  590,229   7,590,585 2,756,684 800,191    1,523,623
CONTRIBUTIONS RECEIVABLE:
 Employer                 188,642     34,638        -      75,660    20,321       -            -
 Employee                  94,110     20,043        -      36,168    10,997       -            -

Total contributions
 receivable               282,752     54,681        -     111,828    31,318       -            -

NET ASSETS AVAILABLE
FOR BENEFITS           24,377,570  4,038,257  590,229   7,702,413 2,788,002 800,191    1,523,623

      The accompanying notes are an integral part of the financial statements.

 CALENERGY COMPANY, INC.
 401(k) SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    DECEMBER 31, 1996
 Supplemental Information by Fund

                                                            Dreyfus
                                                 Dreyfus  Disciplined  Dreyfus
                                  CalEnergy     Strategic    Stock  Appreciation
    ASSETS               Total      Stock         Income      Fund      Fund
INVESTMENTS,
 at fair value:
 Capital Preservation
  Fund                  3,965,776         -             -          -          -
 Dreyfus Capital Value
  Fund                    590,229         -             -          -          -
 Dreyfus New Leaders
  Fund                  7,590,567         -             -          -          -
 Dreyfus GNMA Fund      2,756,684         -             -          -          -
 Loan Fund              1,523,623         -             -          -          -
 CalEnergy Stock        5,535,919 5,535,919             -          -          -
 Money Market Fund         30,046    12,161             -         12         55
 New England Guaranteed
  Investment Fund         800,191         -             -          -          -
 Dreyfus Strategic Income  36,926         -        36,926          -          -
 Dreyfus Disciplined
   Stock Fund             918,447         -             -    918,447          -
 Dreyfus Appreciation
   Fund                   346,410         -             -          -    346,410

 Total investments     24,094,818 5,548,080        36,926    918,459    346,465

CONTRIBUTIONS RECEIVABLE:
 Employer                 188,642    41,619           892      6,844      8,668
 Employee                  94,110    19,763           542      2,764      3,833

Total contributions
 receivable               282,752    61,382         1,434      9,608     12,501

NET ASSETS AVAILABLE
 FOR BENEFITS          24,377,570 5,609,462        38,360    928,067    358,966

   The accompanying notes are an integral part of the financial statements.

CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS
YEAR ENDED DECEMBER 31, 1997

Supplemental Information by Fund
                                         Dreyfus  Dreyfus           New
                                                                  England
                               Capital   Capital    New  Dreyfus Guaranteed
                             Preservation Value   Leaders GNMA   Investment  Loan
                      Total      Fund      Fund    Fund   Fund      Fund     Fund
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Investment Income:
 Interest           471,309  224,613          -     93,261        -   19,665  131,899
 Dividend income    206,514       85     25,923          -  144,741        -        -
 Net appreciation
  (depreciation)
  in the fair value
  of investments    789,966        -   (137,083) 1,320,440  (26,354)       -        -
 Net investment
  income          1,467,789  224,698   (111,160) 1,413,701  118,387   19,665  131,899

Contributions:
 Employer         1,204,795  193,090          -    443,543  116,622        -        -
 Employee         2,518,823  449,717          -    862,098  261,667        -        -
 Rollovers           47,501      846          -      5,381    1,270        -        -

Total
  contributions   3,771,119  643,653          -  1,311,022  379,559        -        -

Total additions   5,238,908  868,351   (111,160) 2,724,723  497,946   19,665  131,899

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:

Distributions to terminated
 participants    (2,064,257)(537,906)   (41,161) (647,236) (175,303)      -  (207,553)
Other
 distributions   (2,065,102)(453,827)   (43,947) (319,144) (153,203)(819,856) (15,943)

Total
 deductions      (4,129,359)(991,733)   (85,108) (966,380) (328,506)(819,856)(223,496)

NET TRANSFERS
 AMONG FUNDS              - (192,759)  (216,224)(1,170,216)(583,003)       -   80,971

NET INCREASE
 (DECREASE)       1,109,549 (316,141)  (412,492)   588,127 (413,563)(800,191) (10,626)

NET ASSETS AVAILABLE
FOR BENEFITS,
 Beginning of
 the Year        24,377,570 4,038,257   590,229  7,702,413 2,788,002 800,191 1,523,623

NET ASSETS AVAILABLE
FOR BENEFITS,
 End of the
 Year            25,487,119 3,722,116   177,737  8,290,540 2,374,439      -  1,512,997

  The accompanying notes are an integral part of the financial statements.

    CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS
YEAR ENDED DECEMBER 31, 1997

                                                                      Dreyfus
                                               Dreyfus Disciplined    Dreyfus
                                    CalEnergy Strategic   Stock     Appreciation
                         Total        Stock     Income     Fund         Fund
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Investment Income:
 Interest              471,309        1,871          -          -            -
 Dividend income       206,514            -     11,262     11,781       12,722
 Net appreciation
 (depreciation)
 in the fair value of
 investments           789,966     (943,866)     6,199    374,662      195,968
 Net investment
  income             1,467,789     (941,995)    17,461    386,443      208,690

Contributions:
  Employer           1,204,795      285,704      9,634     68,417       87,785
  Employee           2,518,823      580,897     20,220    144,895      199,329
  Rollovers             47,501       10,269      1,270     13,212       15,253
Total contributions  3,771,119      876,870     31,124    226,524      302,367

Total additions      5,238,908      (65,125)    48,585    612,967      511,057

DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
 Distributions to terminated
  participants     (2,064,257)     (299,251)   (38,665)   (84,961)     (32,221)
Other
  distributions    (2,065,102)     (163,310)   (14,360)   (28,390)     (53,122)

Total deductions   (4,129,359)     (462,561)   (53,025)  (113,351)     (85,343)

NET TRANSFERS AMONG
 FUNDS                      -       700,425    145,822     391,046     843,938

NET INCREASE
 (DECREASE)         1,109,549       172,739    141,382     890,662   1,269,652

NET ASSETS AVAILABLE
FOR BENEFITS,
 Beginning of
 the Year          24,377,570     5,609,462     38,360     928,067     358,966

NET ASSETS AVAILABLE
FOR BENEFITS,
End of the Year    25,487,119     5,782,201   179,742    1,818,729   1,628,618

The accompanying notes are an integral part of the financial statements.

CALENERGY COMPANY, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS
YEAR ENDED DECEMBER 31, 1996

Supplemental Information by Fund
                                             Dreyfus Dreyfus            New
                                                                      England
                                    Capital  Capital   New  Dreyfus Guaranteed
                                 Preservation Value  Leaders  GNMA   Investment   Loan
                          Total      Fund      Fund   Fund    Fund      Fund      Fund
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
Investment Income:
 Interest               384,959     214,522       -    12,315       -   35,569    120,577
 Dividend income        786,843         189  35,545   520,210 166,792        -          -
 Net appreciation
  (depreciation)
  in the fair value of
  investments         2,444,956          -  (74,146)  415,476 (53,702)       -          -
Net investment income 3,616,758    214,711  (38,601)  948,001 113,090   35,569    120,577

Contributions:
  Employer            1,067,142    216,504   54,462   407,741 149,427        -          -
  Employee            2,531,202    518,477  136,949   959,108 359,584        -          -
  Rollovers           2,097,877     68,708    3,995 1,019,270 137,118        -     67,312

Total contributions   5,696,221    803,689  195,406 2,386,119 646,129        -     67,312

Total additions       9,312,979  1,018,400  156,805 3,334,120 759,219   35,569    187,889

DEDUCTIONS FROM
NET ASSETS
ATTRIBUTED TO:
 Distributions to terminated
 participants       (1,516,408)  (455,486) (75,924) (414,302)(246,237)       -    (93,423)

NET TRANSFERS
AMONG FUNDS                  -   (260,433)(188,591)   58,928 (427,428)       -    264,189

NET INCREASE
 (DECREASE)          7,796,571    302,481 (107,710)2,978,746   85,554   35,569    358,655

NET ASSETS AVAILABLE
FOR BENEFITS,
 Beginning of
 the Year           16,580,999  3,735,776  697,939 4,723,667 2,702,448 764,622  1,164,968

NET ASSETS AVAILABLE
FOR BENEFITS,
 End of the Year    24,377,570  4,038,257  590,229 7,702,413 2,788,002 800,191  1,523,623

The accompanying notes are an integral part of the financial statements.

CALENERGY COMPANY, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR
BENEFITS
YEAR ENDED DECEMBER 31,1996

                                            Dreyfus  Disciplined     Dreyfus
                                CalEnergy  Strategic     Stock    Appreciation
                        Total     Stock     Income       Fund          Fund
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Investment Income:
 Interest              384,959     1,976          -           -              -
 Dividend income       786,843         -        241      60,626          3,240
 Net appreciation
  (depreciation)
  in the fair value
  of investments     2,444,956 2,177,781        127     (21,458)           878
 Net investment
  income             3,616,758 2,179,757        368      39,168          4,118

Contributions:
  Employer           1,067,142   222,604        892       6,844          8,668
  Employee           2,531,202   529,522      1,973       9,492         16,097
  Rollovers          2,097,877    35,138          -     766,336              -

Total contributions  5,696,221   787,264      2,865     782,672         24,765

Total additions      9,312,979 2,967,021      3,233     821,840         28,883

DEDUCTIONS FROM
NET ASSETS
ATTRIBUTED TO:
 Distributions
 to terminated
 participants       (1,516,408)(231,036)         -           -               -

NET TRANSFERS AMONG
 FUNDS                       -   81,898     35,127     106,227         330,083

NET INCREASE
 (DECREASE)          7,796,571 2,817,883    38,360     928,067         358,966

NET ASSETS AVAILABLE
FOR BENEFITS,
 Beginning of
 the Year           16,580,999 2,791,579        -           -                -

NET ASSETS AVAILABLE
FOR BENEFITS,
 End of the Year    24,377,570 5,609,462   38,360     928,067          358,966

 The accompanying notes are an integral part of the financial statements.

CALENERGY COMPANY, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996


1. DESCRIPTION OF PLAN

   The following description of the CalEnergy Company, Inc. 401(k) Savings Plan (the "Plan") provides only general information.
   Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   General - On August 26, 1989, CalEnergy Company, Inc. (the "Company") established the Plan with an effective date retroactive to January 1, 1989. The Plan is a defined contribution plan covering all active employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective November 5, 1996, assets of $1,816,337 of the Falcon Seaboard Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan.

   Trustee - The Dreyfus Trust Company ("Dreyfus") is the Plan
   Trustee and executes all investment transactions and recordkeeping. All investment transactions are determined based on the allocation of investments as directed by the participants.

   Contributions - Participants may make salary deferrals up to a maximum of the lesser of 15% of the participant's eligible salary or $9,500 per year in 1997 and 1996.

   The Company matches employee contributions at 100 percent of the first $1,000 of employees deferral up to a maximum of 10 percent of each participant's eligible earnings as defined and 30 percent of the amount above $1,000 up to 10 percent of each participant's eligible earnings as defined.

   Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings (or losses).
   Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting - Participants are immediately vested in their salary deferral contributions, the Company's matching contributions and net earnings thereon.

   Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the fair value of his or her account or maintain the account with the Plan until retirement. "Pre-'91 Accruals," as defined, may be payable in the form of non-transferable annuity contracts.

2. SUMMARY OF ACCOUNTING POLICIES

   Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

   Investments - Investments are stated at fair value. The Company common stock is valued at the last published sales price at the end of the Plan year. The Dreyfus funds and the Capital
   Preservation Fund are valued at quoted market prices.
   Participant loans are valued at cost which approximates fair value.

   The CalEnergy stock fund includes a balance of 199,045 and 164,637 shares of the Company's common stock at December 31, 1997 and 1996, respectively.

   Net Appreciation (Depreciation) in the Fair Value of Investments
   - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such amounts are based on the beginning of the year fair value, or cost if purchased during the year.

   Administrative Expenses - All costs of Plan administration are paid by the Company.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OTHER DISTRIBUTIONS

   Effective July 1, 1997, the accounts for employees of a subsidiary of the Company were transferred to a third party in connection with the sale of that subsidiary on June 30, 1997.
   Total assets transferred amounted to $2,065,102.

4. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, affected participants will receive all amounts credited to their accounts.

6. LOANS TO PARTICIPANTS

   Active participants may borrow from their vested account balances subject to certain limitations. These loans bear interest at the prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed five years. At December 31, 1997 and 1996, loans outstanding bear interest rates ranging from 9.25% to 10.0%.

7. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by the Dreyfus Trust Company. The Dreyfus Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, transactions of the CalEnergy stock fund qualify as party-in-interest.


CALENERGY COMPANY, INC.
401(k)SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

Column A      Column B                Column C           Column D      Column E
                                    Description of
                                       Investment,
                                  Including Collateral,
                                          Rate
           Identity of Issuer,  of Interest, Maturity Date              Current
          Borrower, Lessor, or    Par, or Maturity Value     Cost        Value
             Similar Party

        LaSalle National Trust   Capital Preservation Fund $3,701,224 $3,701,224

   *    Dreyfus Corporation      Capital Value Fund           319,142    177,737

   *    Dreyfus Corporation      New Leaders Fund           7,099,314  8,239,774

   *    Dreyfus Corporation      GNMA Fund                  2,400,351  2,360,965

   *    CalEnergy                CalEnergy Common Stock,
        Company, Inc.            199,045 shares             4,890,555  5,742,103

   *    Dreyfus Corporation      Loan Fund, interest rates          -  1,512,997
                                 ranging from 9.25% to 10%

   *    Dreyfus Corporation      Strategic Income             192,617    177,367

   *    Dreyfus Corporation      Disciplined Stock Fund     1,685,375  1,804,476

   *    Dreyfus Corporation      Appreciation Fund          1,452,286  1,609,851

                 Total investments                        $21,740,864$25,326,494



* Party-in-interest.

CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

 Column A                Column B    Column C  Column D  Column E  Column F   Column G

                                                            Total    Total
                                                           Dollar   Dollar
                                    Number of  Number of    Value    Value    Net Gain
Identity of Party Description of   Purchases     Sales    Purchases  Sales     (Loss)
    Involved           Asset
* Dreyfus        Appreciation Fund     137        32    $1,348,543 $  364,398 $ 26,365
   Corporation

* CalEnergy      Common Stock          109        41     2,268,901  1,360,850  561,610
   Company, Inc.

* Dreyfus         New Leaders          100       103     1,735,695  2,474,721  334,937
   Corporation       Fund

* Dreyfus         GNMA Fund             63       115       555,130    972,657    8,659
   Corporation

  LaSalle         Capital              112       117     1,800,490  2,041,381        -
   National Trust Preservation Fund

* Dreyfus         Disciplined          115        38       849,617    396,215   38,529
   Corporation    Stock Fund


* Party-in-Interest.

                                                         EXHIBIT I














INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-52147 of CalEnergy Company, Inc. on Form S-8 of our report dated June 23, 1998, appearing in this Annual Report on Form 11-K of CalEnergy Company, Inc. 401(k) Savings Plan for the year ended December 31, 1997.





DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 26, 1998